77C.  Matters Submitted to a Vote of Security Holders

A special meeting of the Trust's shareholders was held on September 15, 1998 at which shareholders approved one proposal. The voting results were as follows:

Proposal 1        To approve a new Portfolio Manager Agreement, pursuant to
 which Analytic Investors, Inc. would serve as Portfolio
Manager to The Growth Portfolio.

                                                            Shares Against      Shares Abstaining        Percent of Shares Voted
                                        Shares For
Growth                                  405,014             4,350               11,994                   100.00%
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